African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

FOR IMMEDIATE RELEASE

April 13, 2006
12g3-2(b) Exemption #82-1856
Trading Symbol: AFR

African Metals Sells Shares of Great Quest Metals Ltd. to Participate in Private Placement

VANCOUVER, BC – Willis W. Osborne, Chief Executive Officer of African Metals Corporation (TSX Venture Exchange: AFR), is announcing the sale by the Company of 100,000 shares of Great Quest Metals Ltd. at $0.71 a share. With the proceeds from this sale, African Metals will subscribe for 100,000 units in Great Quest's private placement at a price of $0.70 per unit. Each unit consists of one share and one half of a transferable share purchase warrant. With each full warrant the Company can purchase one additional share of Great Quest at $0.80 for one year.

African Metals has two common directors with Great Quest Metals Ltd.

ON BEHALF OF THE BOARD OF DIRECTORS OF AFRICAN METALS CORPORATION

"Willis W. Osborne"
Willis W. Osborne
CEO & Director


06013093

The TSX Venture Exchange has neither approved nor disapproved the information enclosed in this release. The statements that are not historical facts and are forward-looking statements involving known and unknown risks and uncertainties that could cause actual results to vary materially from the targeted results.